SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 30)*

PURPLE INNOVATION, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74640Y 106

(CUSIP Number)

Christopher Shackelton/Adam Gray

105 Rowayton Avenue

Rowayton, CT 06853

with a copy to:

Debevoise & Plimpton LLP

Attention: William D. Regner, Esq.

66 Hudson Boulevard

New York, NY 10001

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 23, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74640Y 106

1.	Names of reporting persons. Coliseum Capital Management, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 58,456,321 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 58,456,321 (1)

11.	Aggregate amount beneficially owned by each reporting person 58,456,321 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 49.9% (1)
14.	Type of reporting person (see instructions) IA

(1)

Consists of (a) 46,855,291 shares of Class A common stock, par value $0.0001 per share (the “ Class A Stock ”), of the Issuer and (b) 11,601,030 shares of Class A Stock that could currently be acquired upon exercise of warrants (the “Warrants”) received in connection with the Amended and Restated Credit Agreement (as defined below), providing the right to acquire one share of the Class A Stock per Warrant at a price of $1.50 per share, subject to adjustments. Does not include 1,841,593 additional shares of Class A Stock that could be acquired upon exercise of the Warrants due to the Beneficial Ownership Cap (as defined below). Calculated based upon 105,545,906 shares of Class A Stock outstanding as of November 13, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on November 15, 2023.

CUSIP No. 74640Y 106

1.	Names of reporting persons. Coliseum Capital, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 47,835,055 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 47,835,055 (1)

11.	Aggregate amount beneficially owned by each reporting person 47,835,055 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 41.6% (1)
14.	Type of reporting person (see instructions) OO

(1)

Consists of (a) 38,326,014 shares of Class A Stock of the Issuer and (b) 9,509,041 shares of Class A Stock that could currently be acquired upon exercise of the Warrants, providing the right to acquire one share of the Class A Stock per Warrant at a price of $1.50 per share, subject to adjustments. Does not include 1,509,502 additional shares of Class A Stock that could be acquired upon exercise of the Warrants due to the Beneficial Ownership Cap. Calculated based upon 105,545,906 shares of Class A Stock outstanding as of November 13, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on November 15, 2023.

CUSIP No. 74640Y 106

1.	Names of reporting persons. Coliseum Capital Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 44,701,606 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 44,701,606 (1)

11.	Aggregate amount beneficially owned by each reporting person 44,701,606 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 38.9% (1)
14.	Type of reporting person (see instructions) PN

(1)

Consists of (a) 35,192,565 shares of Class A Stock of the Issuer and (b) 9,509,041 shares of Class A Stock that could currently be acquired upon exercise of the Warrants, providing the right to acquire one share of the Class A Stock per Warrant at a price of $1.50 per share, subject to adjustments. Does not include 1,509,502 additional shares of Class A Stock that could be acquired upon exercise of the Warrants due to the Beneficial Ownership Cap. Calculated based upon 105,545,906 shares of Class A Stock outstanding as of November 13, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on November 15, 2023.

CUSIP No. 74640Y 106

1.	Names of reporting persons. Coliseum Capital Co-Invest III, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,133,449
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,133,449

11.	Aggregate amount beneficially owned by each reporting person 3,133,449
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 3.0% (1)
14.	Type of reporting person (see instructions) PN

(1)	Calculated based upon 105,545,906 shares of Class A Stock outstanding as of November 13, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on November 15, 2023.

CUSIP No. 74640Y 106

1.	Names of reporting persons. Adam Gray
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 58,456,321 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 58,456,321 (1)

11.	Aggregate amount beneficially owned by each reporting person 58,456,321 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 49.9% (1)
14.	Type of reporting person (see instructions) IN

(1)

Consists of (a) 46,855,291 shares of Class A Stock of the Issuer and (b) 11,601,030 shares of Class A Stock that could currently be acquired upon exercise of the Warrants, providing the right to acquire one share of the Class A Stock per Warrant at a price of $1.50 per share, subject to adjustments. Does not include 1,841,593 additional shares of Class A Stock that could be acquired upon exercise of the Warrants due to the Beneficial Ownership Cap. Calculated based upon 105,545,906 shares of Class A Stock outstanding as of November 13, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on November 15, 2023.

CUSIP No. 74640Y 106

1.	Names of reporting persons. Christopher Shackelton
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 58,456,321 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 58,456,321 (1)

11.	Aggregate amount beneficially owned by each reporting person 58,456,321 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 49.9% (1)
14.	Type of reporting person (see instructions) IN

(1)

Consists of (a) 46,855,291 shares of Class A Stock of the Issuer and (b) 11,601,030 shares of Class A Stock that could currently be acquired upon exercise of the Warrants, providing the right to acquire one share of the Class A Stock per Warrant at a price of $1.50 per share, subject to adjustments. Does not include 1,841,593 additional shares of Class A Stock that could be acquired upon exercise of the Warrants due to the Beneficial Ownership Cap. Calculated based upon 105,545,906 shares of Class A Stock outstanding as of November 13, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on November 15, 2023.

CUSIP No. 74640Y 106

Explanatory Note: This Amendment No. 30 (this “Amendment”) to the Schedule 13D (the “Initial 13D”), filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on February 12, 2018 and as amended and supplemented by Amendment No. 1 to the Initial 13D filed on May 23, 2018, Amendment No. 2 to the Initial 13D filed on June 12, 2018, Amendment No. 3 to the Initial 13D filed on March 1, 2019, Amendment No. 4 to the Initial 13D filed on November 19, 2019, Amendment No. 5 to the Initial 13D filed on May 22, 2020, Amendment No. 6 to the Initial 13D filed on July 8, 2020, Amendment No. 7 to the Initial 13D filed on August 24, 2020, Amendment No. 8 to the Initial 13D filed on September 14, 2020, Amendment No. 9 to the Initial 13D filed on November 23, 2020, Amendment No. 10 to the Initial 13D filed on November 24, 2020, Amendment No. 11 to the Initial 13D filed on March 9, 2021, Amendment No. 12 to the Initial 13D filed on May 25, 2021, Amendment No. 13 to the Initial 13D filed on December 20, 2021, Amendment No. 14 to the Initial 13D filed on December 22, 2021, Amendment No. 15 to the Initial 13D filed on December 29, 2021, Amendment No. 16 to the Initial 13D filed on March 7, 2022, Amendment No. 17 to the Initial 13D filed on March 8, 2022, Amendment No. 18 to the Initial 13D filed on March 29, 2022, Amendment No. 19 to the Initial 13D filed on May 16, 2022, Amendment No. 20 to the Initial 13D filed on May 18, 2022, Amendment No. 21 to the Initial 13D filed on May 20, 2022, Amendment No. 22 to the Initial 13D filed on May 24, 2022, Amendment No. 23 to the Initial 13D filed on September 19, 2022, Amendment No. 24 to the Initial 13D filed on January 17, 2023, Amendment No. 25 to the Initial 13D filed on February 13, 2023, Amendment No. 26 to the Initial 13D filed on February 14, 2023, Amendment No. 27 to the Initial 13D filed on February 21, 2023, Amendment 28 to the Initial 13D filed on April 13, 2023, and Amendment 29 to the Initial 13D filed on April 21, 2023, amends and supplements certain of the items set forth therein.

As used in this Amendment, the term “Reporting Persons” collectively refers to:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Coliseum Capital Co-Invest III, L.P., a Delaware limited partnership (“CCC III”);

•	Adam Gray (“Gray”), a director of the Issuer; and

•	Christopher Shackelton (“Shackelton”).

The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Initial 13D, as amended.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

The source and amount of funds used in acquiring the Warrants by the Reporting Persons and a separate account investment advisory client of CCM (the “Separate Account”) were as follows:

Purchaser	Source of Funds	Amount
CCP	Working Capital	$	N/A (1)
Separate Account	Working Capital	$	N/A (2)

(1)

Pursuant to the terms of the Amended and Restated Credit Agreement, under which CCP agreed to make a loan of $33,606,557 to Purple LLC, CCP received Warrants to acquire 11,018,543 shares of Class A Stock.

(2)

Pursuant to the terms of the Amended and Restated Credit Agreement, under which the Separate Account agreed to make a loan of $7,393,443 to Purple LLC, the Separate Account received Warrants to acquire 2,424,080 shares of Class A Stock.

CUSIP No. 74640Y 106

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

Amended and Restated Credit Agreement and Warrants

On January 23, 2024, the Issuer and certain of its subsidiaries entered into a Second Amendment (the “Second Amendment”) to that certain Term Loan Agreement, dated as of August 7, 2023 (the “Term Loan Agreement”), and concurrently therewith an Amended and Restated Credit Agreement (the “Amended and Restated Credit Agreement”), which amended and restated the Term Loan Agreement, with CCP, the Separate Account, Harvest Small Cap Partners Master, Ltd. (“Harvest Master”), Harvest Small Cap Partners, L.P. (“Harvest Partners”), and HSCP Strategic IV, L.P. (“HSCP” and, together with CCP, the Separate Account, Harvest Master, and Harvest Partners, the “Lenders”) and Delaware Trust Company, as administrative agent, and consummated the transactions contemplated thereby (the “Closing”). The Lenders agreed to assume the rights and obligations of the lenders under the Term Loan Agreement and, pursuant to the Second Amendment and the Amended and Restated Credit Agreement, agreed to refinance existing obligations with a term loan in the amount of $61.0 million to Purple Innovation, LLC, a Delaware limited liability company and the operating subsidiary of the Issuer (“Purple LLC”), of which approximately $33.6 million was provided by CCP and approximately $7.4 million was provided by the Separate Account, and the Issuer issued to the Lenders Warrants to acquire an aggregate of 20,000,000 shares of Class A Stock at a price of $1.50 per share, subject to certain adjustments, of which Warrants to acquire 11,018,543 shares of Class A Stock were issued to CCP and Warrants to acquire 2,424,080 shares of Class A Stock were issued to the Separate Account. In addition, in connection with the entry into the Second Amendment and the Amended and Restated Credit Agreement, certain of the Lenders also agreed to assume the rights and obligations of the lenders under a separate financing arrangement that provided for a revolving asset-based credit facility, dated as of August 7, 2023 (the “ABL Agreement”), and all obligations under the ABL Agreement were paid in full and the ABL Agreement was terminated.

The Second Amendment and the Amended and Restated Credit Agreement, among other things, include the following: (1) provide $61.0 million of debt financing to Purple LLC, funded by the Lenders; (2) grant a security interest to the Lenders in substantially all of the assets (subject to certain limited exceptions) of Purple LLC to secure Purple LLC’s obligations under the Amended and Restated Credit Agreement and the other agreements contemplated thereby, subject to certain exceptions; and (3) provide the ability for Purple LLC to request an additional term loan from the Lenders in an aggregate principal amount not to exceed $19.0 million on terms requested by Purple LLC to the extent agreed to by the Lenders in their discretion.

A Warrant may be exercised for cash or on a cashless basis, pursuant to the terms of the Warrant, only during the period (x) commencing the date of the Closing and (y) terminating at 5:00 p.m., New York City time, on January 23, 2034, the date that is ten years from the date of the Closing, subject to a contractual limitation that a holder of the Warrants will not have the right to exercise its Warrants, to the extent that, after giving effect to such exercise, the holder (together with its affiliates) would beneficially own in excess of 49.9% of the shares of Class A Stock outstanding immediately after giving effect to such exercise (the “Beneficial Ownership Cap”).

After giving effect to the Closing of the transactions contemplated by the Amended and Restated Credit Agreement, CCM and its affiliates own 46,855,291 shares of Class A Stock and Warrants to acquire an aggregate of 13,442,623 shares of Class A Stock, subject to the Beneficial Ownership Cap, which reduces the aggregate number of shares of Class A Stock currently issuable upon exercise of the Warrants held by CCP and the Separate Account to 11,601,030.

The foregoing summary of the Amended and Restated Credit Agreement and the Warrants does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Amended and Restated Credit Agreement and the form of Warrant, respectively, which are filed as Exhibits 99.1 and 99.2, respectively, to this Amendment and are incorporated by reference herein.

Registration Rights Agreement

In connection with the Amended and Restated Credit Agreement, on January 23, 2024, the Issuer entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) with CCP, the Separate Account, CCC III, Harvest Master, Harvest Partners and HSCP (collectively, the “Holders”) which amended and restated the prior Registration Rights Agreement, dated as of February 26, 2019, and provided for the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the Warrants, the shares of Class A Stock issuable upon the exercise of the Warrants and the shares of Class A Stock held by the Holders as of such date (the “Registrable Securities”), subject to customary terms and conditions.

The Registration Rights Agreement entitles the Holders to demand registration of the Registrable Securities and also to piggyback on the registration of Issuer securities by the Issuer and other Issuer securityholders. The Issuer will be responsible for the payment of the Holders’ expenses in connection with any offering or sale of Registrable Securities by the Holders, including underwriting discounts or selling commissions, placement agent or broker fees or similar discounts, commissions or fees relating to the sale of certain Registrable Securities. The Registration Rights Agreement provides that, on or prior to February 22, 2024, the Issuer will be required to prepare and file with the SEC pursuant to Rule 415 of the Securities Act a registration statement to register the resale of the Registrable Securities.

The foregoing summary of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Registration Rights Agreement, which is filed as Exhibit 99.3 to this Amendment and is incorporated by reference herein.

CUSIP No. 74640Y 106

Item 5. Interest in Securities of the Issuer.

Paragraphs (a) – (c) of Item 5 are hereby amended and supplemented as follows:

(a) – (b) The information relating to the beneficial ownership of Class A Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 105,545,906 shares of Class A Stock outstanding as of November 13, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on November 15, 2023, and the number of shares of Class A Stock currently issuable upon exercise of the Warrants, subject to the Beneficial Ownership Cap, with respect to each Reporting Person as set forth in the footnote to the applicable cover page. The percentages set forth in Row 13 for all cover pages filed herewith do not reflect the conversion to Class A Stock of any of the 204,981 shares of the Issuer’s Class B common stock, par value $0.0001 per share, outstanding as of November 13, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on November 15, 2023, none of which are held by any of the Reporting Persons.

(c) The information in Item 4 hereof is incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented to incorporate by reference the information set forth in Item 4 above.

Item 7. Material to Be Filed as Exhibits.

Item 7 is hereby supplemented as follows:

Exhibit No.	Description

99.1	Amended and Restated Credit Agreement, dated January 23, 2024, by and among the Issuer, Purple LLC, Intellibed, LLC, CCP, the Separate Account, Harvest Master, Harvest Partners, HSCP and Delaware Trust Company, as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 23, 2024)

99.2	Form of Warrant (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 23, 2024)

99.3	Amended and Restated Registration Rights Agreement, dated January 23, 2024, by and among the Issuer, CCP, the Separate Account, CCC III, Harvest Master, Harvest Partners and HSCP (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 23, 2024)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: January 23, 2024

COLISEUM CAPITAL MANAGEMENT, LLC		COLISEUM CAPITAL CO-INVEST III, L.P.

		By:	Coliseum Capital, LLC, General Partner

By:	/s/ Thomas Sparta	By:	/s/ Thomas Sparta
	Thomas Sparta, Attorney-in-fact		Thomas Sparta, Attorney-in-fact

COLISEUM CAPITAL, LLC		ADAM GRAY

By:	/s/ Thomas Sparta	By:	/s/ Thomas Sparta
	Thomas Sparta, Attorney-in-fact		Thomas Sparta, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.		CHRISTOPHER SHACKELTON

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Thomas Sparta	By:	/s/ Thomas Sparta
	Thomas Sparta, Attorney-in-fact		Thomas Sparta, Attorney-in-fact